

May 12, 2005

By Facsimile (646) 848-4791 and U.S. Mail

Clare O'Brien, Esquire
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022

Re: **Rubicon Medical Corporation**
        Schedule TO filed on May 3, 2005 by Nemo I Acquisition, Inc. and
        Boston Scientific Corporation
        File No. 005-79841_____

Dear Ms. O'Brien:

        We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO

General

1. Advise us how you calculated the number of Rubicon security holders of record. Refer to interpretation M.30 in the July 1997 Telephone Interpretations Manual publicly available on our website, www.sec.gov.

2. Notwithstanding the fact that Boston Scientific did not check the box on its Schedule TO to signify that this transaction is not subject to Rule 13e-3, please provide a brief legal analysis in support of Boston Scientific's apparent conclusion that the tender offer for any and all of the outstanding shares of common stock of Rubicon is not a step in a series of transactions designed to take Rubicon private within the meaning of Rule 13e-3. This discussion should specifically address any and all of Boston Scientific's earlier purchases of Rubicon common stock.

3. Because Boston Scientific is not making the tender offer exclusively on behalf of Rubicon, the offer appears to be subject to Regulation 14D and not Rule 13e-4. Boston Scientific should file an amendment to the Schedule TO using the EDGAR header tag TO-T/A, assuming that this offer is required to be filed pursuant to Section 14(d). If a TO-T /A is required, include all disclosures required by that schedule not previously included in the initial Schedule TO filing and designate the filing as a third-party tender offer. In addition, Rubicon should file a Schedule 14D-9. While we recognize that Boston Scientific may have made the filing under cover of Schedule TO-I based on its reading of Rule 13e-4, please note Boston Scientific, as a third party affiliate of Rubicon, is ineligible to make an issuer tender offer as defined in Rule 13e-4 unless it is a 100%-owned subsidiary or affiliate of Rubicon.

4. We note that in addition to the cash that will be paid to security holders promptly after the expiration of this offer, security holders will have the right to receive additional payments in the aggregate of up to $1.44 per share. Please advise of the basis for your belief that these contingent payment rights may be issued without registration under the Securities Act or qualification under the Trust Indenture Act of 1939. To the extent that your analysis relies on Commission releases or no-action letters, please advise.

5. Please advise of the basis for your belief that the additional payment satisfies the prompt payment rule set forth by Rule 14e-1(c).

Offer to Purchase for Cash

Terms of the Offer; Expiration Date, page 4

6. You disclose that the purchaser shall pay for the tendered shares "promptly following the acceptance of [s]hares for payment pursuant to the [o]ffer." Please reconcile your statement with Rule 14e-1(c) that requires the prompt payment of security holders "after the termination or withdrawal of a tender offer."

Withdrawal Rights, page 10

7. Please revise this section to describe when withdrawal rights become available pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934 and cite to Rule 14d-7 promulgated thereunder instead of Rule 13e-4(f)(2)(ii).

Certain Information Concerning the Company, page 14

8. We note your reference to public reference facilities in New York and Chicago. Please note for future filings that the only public reference facility is located in Washington, D.C.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since Boston Scientific and Nemo is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from Boston Scientific and Nemo acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your Schedule TO in response to these comments. To the extent applicable, you may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers and Acquisitions